Exhibit 99.1

Purple Biotech Announces Research Collaboration with the Icahn School of Medicine at Mount Sinai for CAPTN-3 Tri-Specific Antibody Platform

●	Collaboration to explore the immunoregulation of NK and T cells within the tumor microenvironment (TME) by CAPTN-3, with the goal of enhancing tumor-specific immunity against multiple cancer types.

●	CAPTN-3 antibodies are designed to promote innate-like antitumor functions by NK and CD8 T cells, through conditional activation of the anti-CD3 arm at the TME, blockade of NKG2A, and targeting tumor-specific antigens, potentially leading to improved responses in resistant cancer patients and overcoming the limitations of current therapies.

REHOVOT, Israel, Feb. 03, 2025 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech” or “the Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class therapies that overcome tumor immune evasion and drug resistance, announced today that it has entered into a Research Collaboration Agreement with the Icahn School of Medicine at Mount Sinai (“Icahn School of Medicine”) in New York, NY, to explore the immunoregulation of NK and T cells within the TME by Purple’s CAPTN-3 multi-specific engagers with the purpose of enhancing tumor-specific immunity against various cancer types.

“Partnering on this important preclinical work with the Marc and Jennifer Lipschultz Precision Immunology Institute and The Tisch Cancer Institute at the Icahn School of Medicine is expected to deepen our understanding of the mechanisms of action for our innovative tri-specific platform in preparation for human clinical studies,” said Gil Efron, Purple Biotech CEO. “We have recently observed a growing interest in multi-specific engagers, and we look forward to advancing CAPTN-3 development as we prepare for first-in-human clinical studies.”

The Principal Investigator of the study is Amir Horowitz, PhD, Associate Professor of Immunology & Immunotherapy and Oncological Sciences and a member of the Lipschultz Precision Immunology Institute and The Tisch Cancer Institute. Dr. Horowitz, an expert in the immunoregulation of the TME in cancer patients, has demonstrated a novel immunotherapeutic target axis involving the interaction between HLA-E expressing tumor cells and NKG2A-positive NK and CD8 T cells, which suppresses immune responses in treatment-resistant patients. He and others have shown the HLA-E/NKG2A axis to be a dominant inhibitory checkpoint pathway in solid tumors.

Dr. Horowitz commented, “CAPTN-3’s dual potential mechanisms of action appear to be a promising indicator of the platform’s potential safety and efficacy to treat cancer through its synergistic regulation of both T cells and NK cells at the tumor microenvironment. In this collaboration, we plan to map how CAPTN-3 antibodies alter T and NK cell activation within the TME, specifically focusing on the modulation of HLA-E/NKG2A interactions and enhancing features of innate immunity.”

“The opportunity to deepen our understanding of the tumor immune evasion mechanisms that CAPTN-3 uniquely addresses is exciting, and we hope it will pave the way for effective treatments for many challenging tumor indications. We are looking forward to working with Dr. Horowitz and his team at Mount Sinai to validate the unique aspects of CAPTN-3 design in a wide screen of patient-derived tumors, potentially bringing new insights for overcoming resistance to standard frontline immunotherapies,” stated Purple Biotech’s VP Research and Development, Dr. Hadas Reuveni.

In the past, Dr. Horowitz had been a paid consultant for Purple Biotech.

About Purple Biotech

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes CM24, NT219, and CAPTN-3. CM24 is a humanized monoclonal antibody that blocks CEACAM1, which supports tumor immune evasion and survival through multiple pathways. CEACAM1 on tumor cells, immune cells and neutrophils extracellular traps is a novel target for the treatment of multiple cancer indications. As a proof of concept of these novel pathways, the Company completed a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC) with CM24 as a combination therapy with the anti-PD-1 checkpoint inhibitor nivolumab and chemotherapy, demonstrating clear and consistent improvement across all efficacy endpoints and the identification of two potential serum biomarkers. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. A Phase 1 dose escalation study was concluded as a monotherapy and in combination with cetuximab, in which NT219 demonstrated anti-tumor activity in combination with cetuximab in second-line patients with recurrent and/or metastatic SCCHN (R/N SCCHN). The Company is advancing CAPTN-3, a preclinical platform of conditionally-activated tri-specific antibody that engages both T cells and NK cells to induce a strong, localized immune response within the tumor microenvironment. The cleavable capping technology confines the compound’s therapeutic activity to the local tumor microenvironment, thereby potentially increasing the anticipated therapeutic window in patients. The third arm specifically targets the Tumor Associated Antigen (TAA). The technology presents a novel mechanism of action by unleashing both innate and adaptive immune systems to mount an optimal anti-tumoral immune response. IM1240 is the first tri-specific antibody in development that targets 5T4 expressed in a variety of solid tumors and is correlated with advanced disease, increased invasiveness, and poor clinical outcomes. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://purple-biotech.com/.

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CONTACTS:

Company Contact:
IR@purple-biotech.com